
02001805

1-A @

34-4388

[LETTERHEAD OF HIGHLANDS PHYSICIANS, INC.]

Date

Name
Group
Address
City, State Zip

Dear [Dr. Name]:

On January 28, 2002, immediately following qualification by the Securities and Exchange Commission, Highlands Physicians, Inc. ("HPI") sent to you an Offering Circular accompanied by a Subscription Agreement and a Shareholders Agreement to be used in connection with your purchase of common stock of HPI. Subsequently, HPI has received numerous phone calls from physicians credentialed by HPI posing a variety of questions pertaining to the offering. While you are strongly encouraged to review the Offering Circular previously provided, in full, the following information from the Offering Circular is hereby highlighted:

1. Q. What is Highlands Physicians, Inc.?

   A. Highlands Physicians, Inc. ("HPI"), a Delaware corporation, was incorporated in 1993. HPI operates as an independent practice association (IPA) designed (1) to facilitate the consultation and cooperation of its members so that their various medical expertises are provided in a coherent and seamless manner to their patients, and (2) to perform management services for HPI's common stockholders and those physicians who are part of the HPI's network (often called "participating providers"). The services HPI provides include (i) recruitment of physicians and other healthcare providers; (ii) negotiation of contracts with healthcare providers, hospitals, clinics, and third party payors; (iii) management of contracts on behalf of healthcare providers, hospitals and clinics; (iv) utilization review and management; and (v) credentialing of physicians and other healthcare providers.

2. Q. What is HPI's Mission?

   A. To enhance and promote the health of the communities it serves through the provision of a locally-owned and controlled PHYSICIAN-DIRECTED comprehensive network of QUALITY primary care and specialty care physicians.

3. Q. Why am I required to purchase common stock?

A. Once a physician has been credentialed by HPI, he is required to purchase HPI common stock as soon as it is offered to him. Failure to purchase the common stock when offered will result in the credentialed physician being unable to continue as a member of HPI.

More importantly, it is worthwhile to understand the importance of the offering to HPI's operations. Simply put, the proceeds from the offering assist HPI in carrying on its fundamental mission by providing general working capital to HPI, including the payment of salaries for HPI employees, costs associated with meetings of HPI's Committees and Board of Directors, rent, and legal and accounting fees.

It is also important to know that HPI has only three other major revenue streams from which it can generate working capital: 1) credentialing fees from new applicants, 2) consulting fees, and 3) access or administrative fees generated by contracts accessed through HPI by credentialed physicians. Details of these revenue streams and HPI's audited financial statements are in the Offering Circular and should be reviewed carefully.

4. Q. How much common stock am I required to purchase?

A. To date, all credentialed physicians have been required to purchase 100 shares of common stock at $15 per share. While the Board of Directors of HPI, with the approval of a majority of the stockholders of HPI (as well as the approval of a majority of the Class A Common Stockholders and the Class B Common Stockholders) could require that credentialed physicians purchase additional shares of common stock, no such requirements are currently under consideration. It should be noted that since its incorporation, the purchase price of the HPI common stock has not increased.

5. Q. When I become a stockholder, will I have voting privileges?

A. All stockholders have voting privileges. Voting occurs annually when the stockholders of each class of stock elect shareholders of their class of stock to HPI's Board of Directors. Stockholders are also periodically entitled to vote on matters provided for by the Delaware General Corporation Law and HPI's Second Amended and Restated Certificate of Incorporation.

6. Q. What quantifiable return can I expect on my investment?

   A. Since its inception, HPI has not paid any dividends to its stockholders nor is it anticipated any will be paid in the foreseeable future. Stockholders have no rights to receive dividends (unless declared by the Board of Directors), and the common stock is not subject to any liquidation preferences, preemptive rights, sinking fund provisions or liability to further calls or assessment by HPI. Purchase of HPI common stock should therefore not be based upon any expectation of receiving dividend income, but rather on the belief that the continued existence of HPI will provide significant value to credentialed physicians. Common stockholders are not, as a result of their ownership of common stock, liable for debts or obligations of HPI. It should also be noted that if any common stockholder wants to resign from HPI, the Board of Directors of HPI may, at its sole discretion, repurchase the common stock owned thereby.

7. Q. Have there been common stock offerings prior to this year's offering?

   A. Yes. When HPI was incorporated in 1993, all credentialed physicians practicing in Bristol, Tennessee were required to purchase, and indeed did purchase, 100 shares of common stock at $15 per share for a total purchase price of $1,500, plus a $250 administrative fee. In 1996, all of HPI's Kingsport, Tennessee credentialed physicians were offered and required to purchase 100 shares of stock at $15 per share for a total purchase price of $1,500, plus administrative fees. In 1998, HPI's Big Stone Gap, Virginia credentialed physicians were again required to purchase 100 shares of stock for $1,500, plus administrative fees. As of the date of this offering, about 300 of HPI's credentialed physicians are common stockholders.

8. Q. Can I purchase the stock in installments?

   A. Yes. After making payment of the $250 administrative fee, you may execute a Promissory Note payable to HPI in the aggregate amount of $1,500 for the stock plus interest in twelve (12) monthly payments of $145.83 each.

HPI strongly encourages you to review the Offering Circular in connection with your purchase of the common stock as the Offering Circular contains detailed information about the business operations, financial condition and stockholders of HPI, as well as important information about the markets in which HPI operates. Please feel free to contact me directly if you have any questions. Your continued cooperation and support of HPI is, as always, much appreciated.

Very truly yours,

A. Walter Hankwitz
Executive Director